  Exhibit (a)(1)(F)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Common Stock or Series B Preferred Stock (as defined below). The Offer (as defined below) is made solely by the Offer to Exchange, dated April 18, 2022, and the related Letters of Transmittal and any amendments or supplements thereto. Exela (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Exela becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the shares of Common Stock or Series B Preferred Stock pursuant thereto, Exela will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Exela cannot comply with the state statute, Exela will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of shares of Common Stock or Series B Preferred Stock in that state. Except as set forth above, the Offer is being made to all holders of shares of Common Stock and Series B Preferred Stock.
EXELA TECHNOLOGIES, INC.
Offer to Exchange up to 100,000,000 shares of its Common Stock (in 20 share increments) for up to $125,000,000 aggregate liquidation preference of its 6.00% Series B1 Cumulative Convertible Perpetual Preferred Stock
Offer to Exchange up to 900,328 shares of its 6.00% Series B Cumulative Convertible Perpetual Preferred Stock for up to 900,328 shares of its 6.00% Series B1 Cumulative Convertible Perpetual Preferred Stock
Exela Technologies, Inc. (“Exela” or the “Company”) is offering (the “Offer”) to exchange up to 100,000,000 shares of its outstanding common stock, par value $0.0001 per share (the “Common Stock”), for its 6.00% Series B1 Cumulative Convertible Perpetual Preferred Stock (“Series B1 Preferred Stock”), with each 20 shares of Common Stock being exchangeable in the Offer for one share of Series B1 Preferred Stock having a liquidation preference of $25.00 per share of Series B1 Preferred Stock (an effective price of $1.25 per share of Common Stock) (the “Common Stock Offer”). Common Stock may only be tendered in increments of 20 shares. Exela is also offering to exchange all of its outstanding 6.00% Series B Cumulative Convertible Perpetual Preferred Stock (“Series B Preferred Stock”) for Series B1 Preferred Stock, with each share of Series B Preferred Stock being exchangeable in the Offer for one share of Series B1 Preferred Stock and an amount in cash equal to the accrued but unpaid dividends on the Series B Preferred Stock through the date of issue of the Series B1 Preferred Stock (the “Preferred Stock Offer” and together with the Common Stock Offer, the “Offer”). The Offer will be upon the terms and subject to the conditions set forth in the Offer to Exchange (as amended and supplemented from time to time, the “Offer to Exchange”) and the related Offer materials (as amended and supplemented from time to time, the “Offer Documents”).

THE OFFER WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON MAY 16, 2022, UNLESS EXTENDED BY EXELA (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED, THE “EXPIRATION DATE”).
IF YOU HOLD YOUR STOCK THROUGH A BROKER OR OTHER NOMINEE, THE BROKER OR OTHER NOMINEE WILL LIKELY HAVE AN EARLIER DEADLINE BY WHICH YOU MUST GIVE THEM INSTRUCTIONS. EACH BROKER AND NOMINEE IS DIFFERENT AND YOU MUST FOLLOW THE APPLICABLE REQUIREMENTS AND DEADLINES OF YOUR BROKER OR NOMINEE.

In the Common Stock Offer, the Company is exchanging shares of Common Stock in 20 share increments and is paying an effective liquidation preference of $1.25 of Series B1 Preferred Stock for each share of Common Stock, thus for each increment of 20 shares, a shareholder will receive one share of Series B1 Preferred Stock with a liquidation preference of $25.00. The maximum number of shares of Common Stock that may be exchanged into Series B1 Preferred Stock in the Common Stock Offer is 100,000,000. If

the number of shares of Common Stock designated by all tendering holders of shares of Common Stock making valid tender exceeds 100,000,000, then the shares of Common Stock will be converted into Series B1 Preferred Stock subject to prorating as described under “The Offer — Prorating” in the Offer to Exchange. In the Preferred Stock Offer, the Company is exchanging one share of Series B Preferred Stock for one share of Series B1 Preferred Stock, plus a cash payment equal to accrued but unpaid dividends on the Series B Preferred Stock through the date of issue of the Series B1 Preferred Stock. There is no maximum size of the Preferred Stock Offer and Exela will accept all shares of Series B Preferred Stock validly tendered for exchange pursuant to the Preferred Stock Offer.
The terms of the Series B1 Preferred Stock will be substantially the same as the terms of the Series B Preferred Stock, except that on all matters submitted to a vote of the stockholders of the Company, the holders of Series B1 Preferred Stock will vote with the Common Stock as a single class, the Company will have the option to pay dividends on the Series B1 Preferred Stock by issuing shares of Common Stock valued at the Five-Day VWAP as of the second business day prior to the applicable dividend payment date, and the Series B1 Preferred Stock will rank senior to the Series B Preferred Stock upon liquidation and in the right to receive dividends. Holders of shares of Series B1 Preferred Stock are entitled to receive, when, as and if authorized by the board of directors and declared by Exela out of funds legally available for the payment of dividends, cumulative dividends at the rate of 6.00% per annum of the $25.00 liquidation preference per share of Series B1 Preferred Stock, and will participate in any dividend or distribution of cash or other property paid in respect of Common Stock pro rata with the holders of the Common Stock, in each case subject to the preferential rights of the holders of any class or series of Exela’s capital stock ranking senior to the Series B1 Preferred Stock (including Exela’s currently outstanding Series A Preferred Stock) with respect to dividend rights. See “Description of Series B1 Preferred Stock - Dividends” in the Offer to Exchange for additional detail.
The Series B1 Preferred Stock is redeemable by Exela upon the occurrence of a Change of Control (as defined in the Offer to Exchange), in whole but not in part, within 120 days after the first date on which such Change of Control occurred for cash at $25.00 per share, plus accrued and unpaid dividends (whether or not earned or declared) to, but not including, the redemption date. For additional detail and the definition of a “Change of Control”, see “Description of Series B1 Preferred Stock - Change of Control Optional Redemption” in the Offer to Exchange.
Holders of Series B1 Preferred Stock have the option to convert some or all of the outstanding shares of Series B1 Preferred Stock initially into shares of Common Stock at a Conversion Price of $1.25 (subject to adjustment in certain events). In addition, if at any time the Five-Day VWAP of the Common Stock exceeds the Conversion Price, Exela has the option to convert all the outstanding shares of Series B1 Preferred Stock into shares of Common Stock at the Conversion Price. See “Description of Series B1 Preferred Stock - Conversion Rights” in the Offer to Exchange for additional detail.
Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved the Offer or the Series B Preferred Stock or determined if the Offer to Exchange is accurate or complete. Any representation to the contrary is a criminal offense.
The Offer commenced on April 18, 2022 (the date the materials relating to the Offer were first sent to the record holders of Common Stock and Series B Preferred Stock) and will end on the Expiration Date. Exela, in its sole discretion, may extend the Expiration Date for any reason. If the Offer is extended, amended or terminated, Exela will promptly make a public announcement by issuing a press release. In the case of an extension, the announcement will be issued no later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled expiration date of the Offer. See “The Offer — Expiration Date; Extensions; Amendments” in the Offer to Exchange. The Offer may be terminated if the conditions to the Offer discussed in the Offer to Exchange are not satisfied or waived or if Exela so elects. If the Offer is terminated and you previously have tendered shares of Common Stock or Series B Preferred Stock, such tendered Common Stock and Series B Preferred Stock will be credited back to an appropriate account promptly following the termination of the Offer without expense to you. See “The Offer” in the Offer to Exchange.
To tender shares in the Exchange Offer, holders of Common Stock and Series B Preferred Stock who hold their shares through a brokerage firm will need to contact their brokerage firm and follow such broker’s procedures for instructing them to tender such holder’s shares. Record holders of Common Stock and Series B Preferred Stock must deliver a Letter of Transmittal to Continental Stock Transfer & Trust Company, the exchange agent for the Offer (the “Exchange Agent”), on or prior to the Expiration Date in accordance with the instructions provided in the respective Letter of Transmittal. See “The Offer — Procedures for tendering shares of Common Stock in the Offer” in the Offer to Exchange.
Upon Exela’s determination that all of the conditions to the Offer were satisfied or waived by Exela on or prior to the Expiration Date, all shares of Common Stock and Series B Preferred Stock validly tendered and not withdrawn will be accepted (subject to proration as discussed above) and the Series B1 Preferred Stock will be delivered promptly after expiration of the Offer. Exela’s acceptance of shares of Common Stock and Series B Preferred Stock tendered pursuant to one of the procedures described in the Offer to Exchange will constitute a binding agreement between the tendering stockholder and Exela upon the terms and subject to the conditions of the Offer. For purposes of the Offer, shares of Common Stock or Series B Preferred Stock shall be deemed to have been accepted as validly tendered for exchange when, as and if Exela has given written notice thereof to the Exchange Agent. In all cases, delivery of the Series B1 Preferred Stock will be made only after timely receipt by the applicable broker or nominee or record holder of a properly completed and duly executed Letter of Transmittal and all other required documents. See “The Offer —  Conditions to the Completion of the Offer” in the Offer to Exchange.
Shares of Common Stock and Series B Preferred Stock tendered for exchange may be withdrawn at any time before 11:59 P.M., New York City time, on the Expiration Date. For a withdrawal of tendered shares of Common Stock or Series B Preferred Stock to be effective, a written notice of withdrawal or revocation must be received by the Exchange Agent no later than 11:59 P.M., New York City time, on the Expiration Date. Any such notice of withdrawal must comply with the requirements set forth under “The Offer — Right of Withdrawal” in the Offer to Exchange.
All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tendered shares of Common Stock or Series B Preferred Stock pursuant to any of the procedures described in the Offer to Exchange, and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by Exela in its sole discretion (and Exela may delegate the power to make any determination in whole or in part to the Exchange Agent). Any such determination will be final and binding. A stockholder’s tender will not be deemed to have been validly made until all defects or irregularities in its tender have been cured or waived. Neither Exela, the Exchange Agent, the Information Agent (as identified below) nor any other person or entity is under any duty to give notification of any defects or irregularities in any tender or withdrawal of any shares of Common Stock or Series B Preferred Stock, or will incur any liability for failure to give any such notification. Exela reserves the absolute right to reject any or all tenders of any shares of Common Stock or Series B Preferred Stock determined by Exela not to be in proper form, or if the acceptance of or exchange of such shares of Common Stock or Series B Preferred Stock may, in the opinion of Exela’s counsel, be unlawful.
If a stockholder validly tenders any shares of Common Stock or Series B Preferred Stock and Exela accepts those shares for exchange, such stockholder will lose the rights of a holder of those shares of Common Stock or Series B Preferred Stock and instead only have rights as a holder of Series B1 Preferred Stock. See “Description of Exela’s Common Stock”, “Description of Series B Preferred Stock”, “Description of Series B1 Preferred Stock”, “Comparison of Rights Between the Common Stock and the Series B Preferred Stock”, “Comparison of Rights Between the Series B Preferred Stock and the Series B1 Preferred Stock”, “Price Range of the Common Stock; Dividends” and “Price Range of the Series B Preferred Stock; Dividends”.
The information required to be disclosed by paragraph (d)(1) of Rule 13e-4 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Exchange and is incorporated herein by reference.
An exchange of shares of Common Stock or Series B Preferred Stock for Series B1 Preferred Stock pursuant to the Offer will not be a taxable transaction for U.S. federal income tax purposes. See “Certain Material Income Tax Considerations” in the Offer to Exchange. Stockholders should consult their own financial, tax, legal and other advisors and must make their own decision as to whether to tender their shares of Common

Stock or Series B Preferred Stock for exchange and, if so, the amount of shares of Common Stock or Series B Preferred Stock to tender.
This Offer to Exchange and the accompanying Letters of Transmittal contain important information which should be read carefully and in its entirety before any decision is made with respect to the Offer. Exela will consult its stockholder list and security position listings for the purpose of disseminating the Offer to holders of shares of Common Stock and Series B Preferred Stock. Exela will send the Offer to Exchange, the related Letters of Transmittal and other related documents to record holders of shares of Common Stock and Series B Preferred Stock and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, that are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares of Common Stock and Series B Preferred Stock.
All questions and requests for assistance or for copies of the Offer Documents (including the Letters of Transmittal) may be directed to the Information Agent at its telephone number, address and/or email address set forth below. Copies of the Offer Documents will be mailed or otherwise furnished promptly at Exela’s expense. A stockholder may also contact its broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.
The Information Agent for the Offer is:
D.F. King
D.F. King & Co., Inc.
48 Wall Street New York, New York 10005
Banks and Brokers, Call Collect:
(212) 269-5550
All Others, Call Toll-Free:
(888) 644-6071
Email: exela@dfking.com
April 18, 2022